SIERRA VENTURES, INC.

March 02, 2009

Division of Corporate Finance,
Securities & Exchange Commission,
Mail Stop 7010, 100 F Street, NE,
Washington, D.C. 20549-7010

Attention: Mr. Sean Donahue

Dear Sirs:

Re:	Sierra Ventures, Inc.
Registration Statement on Form S-1 Filed on February 27, 2009
File Number 333-146675

In accordance with Section 8(a) of the Securities Act of 1933, as amended, and Rule 461 of Regulation C promulgated thereunder, Sierra Ventures, Inc. (the “Company”) hereby requests that the effectiveness of the above referenced registration statement be accelerated to 4:00 P.M. Eastern Time on Thursday, March 05, 2009 or as soon thereafter as practicable.

Should the Commission or the staff acting pursuant to delegated authority declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing. The action of the Commission or the staff acting pursuant to delegated authority in declaring the filing effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing. The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

SIERRA VENTURES, INC.

/s/ “Ian Jackson”

Ian Jackson
President

1685 H Street, No. 155, Blaine, Washington, U.S.A. 98230
Phone: (888) 755-9766 Fax: (877) 755-9766 e-mail: sierraventures@gmail.com